UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2021

Commission File Number: 001-15102

Embraer S.A.

Avenida Dra. Ruth Cardoso, 8501, 30th floor (part),

Pinheiros, São Paulo, SP, 05425-070, Brasil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

HIGHLIGHTS

•	Embraer delivered 9 commercial jets and 13 executive jets (10 light / 3 large) in 1Q21. Total company firm order backlog at the end of 1Q21 was US$ 14.2 billion;

•	Revenues in 1Q21 reached US$ 807.3 million, representing year-over-year growth of 27.4% compared to 1Q20, with growth in the Commercial Aviation, Defense & Security, and Executive Aviation segments;

•

On April 23, the Company signed a firm order for 30 E195-E2 jets with an undisclosed customer, with deliveries starting in 2022. The 30 firm orders will be included in Embraer’s second quarter backlog;

•	Excluding special items, adjusted EBIT and EBITDA were US$ (29.6) million and US$ 18.0 million, respectively, yielding adjusted EBIT margin of -3.7% and adjusted EBITDA margin of 2.2%;

•	Adjusted net loss (excluding special items and deferred income tax and social contribution) in 1Q21 was US$ (95.9) million, with adjusted loss per ADS of US$ (0.52);

•

Embraer free cash flow in 1Q21 was a usage of US$ (226.6) million, which is consistent with normal quarterly seasonality of free cash flow usage in the first quarter. The free cash flow usage represented a significant improvement compared to the US$ (676.6) million in free cash flow consumption in 1Q20 on considerably better inventory levels given steps taken to stabilize production and operations in the midst of the COVID-19 pandemic;

•	The Company finished the quarter with total cash of US$ 2.5 billion and net debt of US$ 1.9 billion;

•	Due to continued uncertainty related to the COVID-19 pandemic and its impacts on the industry, Embraer has decided to not publish 2021 financial and delivery guidance at this point.

MAIN FINANCIAL INDICATORS

	in millions of U.S dollars, except % and earnings per share data
IFRS	(1) 1Q20	(1) 4Q20	(1) 1Q21
Revenue	633.8	1,841.4	807.3
EBIT	(46.9)	103.6	(33.1)
EBIT margin %	-7.4%	5.6%	-4.1%
Adjusted EBIT	8.7	76.6	(29.6)
Adjusted EBIT margin %	1.4%	4.2%	-3.7%
EBITDA	9.3	172.6	14.5
EBITDA margin %	1.5%	9.4%	1.8%
Adjusted EBITDA	64.9	145.6	18.0
Adjusted EBITDA margin %	10.2%	7.9%	2.2%
Adjusted net income (Loss) [2]	(104.0)	(12.5)	(95.9)
Adjusted earnings (losses) per share - ADS basic	(0.5651)	(0.0679)	(0.5219)
Net income (loss) attributable to Embraer Shareholders	(292.0)	(3.3)	(89.7)
Earnings (losses) per share - ADS basic (US$)	(1.5867)	(0.0179)	(0.4882)
Adjusted free cash flow	(676.5)	725.1	(226.6)
Net debt	(1,331.6)	(1,695.7)	(1,902.2)

(1)	Derived from unaudited financial information.
[2]

Adjusted Net Income (loss) is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred income tax and social contribution for the period, in addition to adjusting for non-recurring items. Under IFRS for Embraer’s Income Tax benefits (expenses) the Company is required to record taxes resulting from unrealized gains or losses due to the impact of changes in the Real to US Dollar exchange rate over non-monetary assets (primarily Inventory, Intangibles, and PP&E). The taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are presented in the consolidated Cash Flow statement, under Deferred income tax and social contribution, which was US$ 132.4 million in 1Q20, US$ (8.5) million in 1Q21, and US$ 24.3 million in 4Q20. Adjusted Net Income (loss) also excludes the net after-tax special items of US$ (55.6) million in 1Q20, US$ (2.3) million in 1Q21, and US$ 33.4 million in 4Q20.

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São Paulo, Brazil, April 29, 2021 - (B3: EMBR3, NYSE: ERJ). The Company’s operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with IFRS. The financial data presented in this document as of and for the quarters ended March 31, 2021 (1Q21), December 31, 2020 (4Q20) and March 31, 2020 (1Q20), are derived from the unaudited financial statements, except annual financial data and where otherwise stated.

REVENUES AND GROSS MARGIN

In 1Q21 Embraer delivered 9 commercial jets and 13 executive jets (10 light jets and 3 large jets), for a total of 22 aircraft delivered in the quarter. This compares to the 5 commercial jets and 9 executive jets (5 light jets and 4 large jets) that were delivered in 1Q20, which was negatively impacted by the steps taken to effect the separation of Embraer’s Commercial Aviation division in connection with the now-terminated strategic partnership with The Boeing Company in January 2020, a month in which no deliveries took place. Historically, Embraer seasonally has fewer deliveries during the first quarter of the year, and with some regions of the world, particularly the United States, starting to show better vaccination rollout and improved traffic in the commercial aviation and business aviation markets, the Company is cautiously optimistic for a more evenly balanced quarterly cadence of deliveries in 2021 as compared to 2020.

The Company’s consolidated revenues in 1Q21 were US$ 807.3 million, representing a year-over-year increase of 27.4% compared to 1Q20, driven by revenue growth in the Commercial Aviation (+95.8% YoY), Executive Aviation (+17.5% YoY), and Defense & Security (+25.6%) segments. This growth was only partially offset by a 4.3% year-over-year decline in Services & Support revenues in 1Q21, though on a sequential basis, this segment’s first quarter revenues were roughly in line with that of 4Q20.

Embraer’s 1Q21 consolidated gross margin was 9.5% as compared to 29.0% in 1Q20. Some of this decline is explained by the fact that the Company placed most of its Brazil-based employees on paid leave during the month of January 2020 to complete the internal separation of the Commercial Aviation business, and again on paid leave at the end of March 2020 as Brazilian operations were closed due to the COVID-19 pandemic. The salary expenses for employees on paid leave were treated as abnormal costs and booked in other operating expenses during those periods rather than in cost of goods sold. Further, higher than expected retrofit and non-quality costs in 1Q21 impacted gross margin in the Executive Aviation segment, and delivery mix and the devaluation of the Brazilian real vs. the U.S. dollar negatively affected gross margin in the Defense & Security segment as compared to 1Q20.

EBIT AND ADJUSTED EBIT

The Company’s EBIT and EBIT margin as reported in 1Q21 were US$ (33.1) million and -4.1%, respectively, a slight improvement from the US$ (46.9) million in EBIT and -7.4% EBIT margin reported in 1Q20. The 1Q21 results include US$ 3.5 million in organizational restructuring expenses and re-integration costs of the Commercial Aviation business and its related services. The results for 1Q20 included special items for a total negative impact of US$ 55.6 million, as follows: 1) US$ 33.4 million in additional provisions for credit losses with commercial airline customers as a result of the COVID-19 pandemic, and 2) US$ 22.2 million in negative valuation mark to market on the Company’s stake in Republic Airways holdings.

Excluding the impact of these special items, 1Q21 adjusted EBIT was US$ (29.6) million with an adjusted EBIT margin of -3.7% versus 1Q20 adjusted EBIT of US$ 8.7 million with an adjusted EBIT margin of 1.4%, driven by weaker year-over-year margins in the Executive Aviation, Defense & Security, and Services & Support segments, only partially offset by improvement in Commercial Aviation profitability. Last year’s first quarter results included separation costs of US$ 59.2 million to further segregation of Embraer’s Commercial Aviation business and its related services in connection with the now-terminated strategic partnership with The Boeing Company. The Company’s 1Q21 results did not include any separation costs.

Administrative expenses in 1Q21 were US$ 34.4 million, roughly in line with the US$ 32.5 million in administrative expenses booked in 1Q20, despite the fact that the salaries of administrative employees on paid leave in January 2020 and March 2020 (as mentioned above) were recognized in other operating expenses rather than in administrative expenses. Selling expenses declined slightly in the quarter, from US$ 47.1 million to US$ 45.8 million

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as a result of continued expense control as well as lower marketing event and demonstration flight expenditures in the context of the COVID-19 pandemic. Expected credit losses over financial assets and contract assets in 1Q21 was minimal at US$ 0.1 million, while in 1Q21 US$ 36.4 million in additional provisions were booked as the COVID-19 pandemic’s impacts on the global commercial aviation industry started to emerge, leading Embraer to increase its expected losses in last year’s first quarter. Research expenses increased slightly to US$ 8.4 million in 1Q21 as compared to US$ 5.8 million in 1Q20.

In addition, the restructuring program Embraer announced in September 2020, stemming from the impacts caused by the COVID-19 pandemic on the global economy and the cancellation of the Company’s strategic partnership with Boeing, yielded cost reduction benefits in 1Q21 relative to 1Q20. Further, a 23% appreciation in the U.S. dollar relative to the Brazilian real led to a dollar decline in expenses denominated in reais, which is largely salaries. These impacts were realized in administrative, selling, and research expenses during the quarter.

Other operating income (expense), net in 1Q21 was an expense of US$ 21.8 million compared to an expense of US$ 112.2 million in 1Q20. This line included the US$ 3.5 million in restructuring expense booked in 1Q21 and the US$ 22.2 million special item for the negative fair value change related to Embraer’s stake in Republic Airways in 1Q20. Excluding these special items, other operating expense in 1Q21 was US$ 18.3 million compared to US$ 90.0 million in 1Q20. The majority of the improvement in this line item came from the lack of separation costs in 1Q21, which negatively impacted this line by US$ 59.2 million in 1Q20. Further, in last year’s first quarter the Company recognized abnormal costs related to employee salaries that were on paid leave during 1Q20 rather than booking these expenses in cost of goods sold, administrative, selling, and research expenses.

NET INCOME

Net income (loss) attributable to Embraer shareholders and Earnings (Loss) per ADS for 1Q21 were US$ (89.7) million and US$ (0.49) per share, respectively, compared to US$ (292.0) million in net income (loss) attributable to Embraer shareholders and US$ (1.59) in Earnings (Loss) per ADS in 1Q20.

Adjusted net income (loss), excluding deferred income tax and social contribution as well as the after-tax special items described above, was US$ (95.9) million in 1Q21, and adjusted earnings (loss) per ADS was US$ (0.52). This compares to adjusted net income (loss) of US$ (104.0) million and adjusted earnings (loss) per ADS of US$ (0.57) in 1Q20.

MONETARY BALANCE SHEET ACCOUNTS AND OTHER MEASURES

The Company ended 1Q21 with a net debt position of US$ 1,902.2 million, compared to the net debt position of US$ 1,695.7 million at the end of 4Q20 and net debt of US$ 1,331.6 million at the end of 1Q20. The increase in the Company’s net debt position from the end of 4Q20 to the end of 1Q21 resulted from Embraer’s negative free cash flow during the first quarter, as explained below. At the end of 1Q21, the Company’s cash position was US$ 2,463.3 million, in line with the same level at the end of 1Q20. The total loans position at the end of 1Q21 was US$ 4,365.5 million, declining US$ 82.5 million from the total loans position reported at the end of 2020.

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	in millions of U.S.dollars
FINANCIAL POSITION DATA	(2) 2020	(1) 1Q20	(1) 1Q21
Cash and cash equivalents	1,883.1	2,394.4	1,123.2
Financial investments	869.2	106.2	1,340.1
Total cash position	2,752.3	2,500.6	2,463.3
Loans short-term	375.5	663.0	357.2
Loans long-term	4,072.5	3,169.2	4,008.3
Total loans position	4,448.0	3,832.2	4,365.5
Net debt*	(1,695.7)	(1,331.6)	(1,902.2)

*	Net debt = Cash and cash equivalents + Financial investments short-term and long term - Loans short-term and long-term
(1)	Derived from unaudited financial information.
(2)	Derived from audited financial information.

Adjusted net cash generated (used) by operating activities net of adjustments for financial investments was US$ (184.0) million in 1Q21 and adjusted free cash flow for the quarter was US$ (226.6) million. This compares to adjusted net cash generated (used) by operating activities net of financial investments of US$ (593.3) million and adjusted free cash flow of US$ (676.6) million in 1Q20. Free cash flow in 1Q21, despite being negative, was much improved compared to the same period last year despite lower net income in 1Q21. This is largely explained by considerably lower investment in working capital in 1Q21 as compared to 1Q20, particularly with respect to inventories, in addition to lower spending on property, plant, & equipment and development in 1Q21.

	in millions of U.S.dollars
IFRS	(1) 1Q20	(1) 2Q20	(1) 3Q20	(1) 4Q20	(1) 1Q21
Adj. net cash generated (used) by operating activities (*)	(593.3)	(441.4)	(522.0)	779.5	(184.0)
Net additions to property, plant and equipment	(55.5)	(7.1)	(15.8)	(13.2)	(18.1)
Additions to intangible assets	(27.8)	(23.7)	(28.7)	(41.2)	(24.5)
Adjusted free cash flow	(676.6)	(472.2)	(566.5)	725.1	(226.6)

(*)	Net of financial investments: 1Q20 0.0, 2Q20 59.9, 3Q20 266.3, 4Q20 186.9 and 1Q21 230.5
(1)	Derived from unaudited financial information.

Net additions to total PP&E for 1Q21 were US$ 18.1 million, versus US$ 55.5 million in net additions reported in 1Q20. Of the total 1Q21 additions to PP&E, capex amounted to US$ 5.8 million, and additions of pool program spare parts represented US$ 13.1 million of the additions, partially offset by US$ 0.8 million of proceeds from the sale of PP&E. In 1Q21, Embraer invested a total of US$ 24.5 million in product development, principally related to the development of the E-Jets E2 commercial jet program. Development expenditures net of contributions from suppliers in the quarter were also US$ 24.5 million. The lower year-over-year investments in capex and development illustrate the Company’s actions implemented to conserve cash usage during the COVID-19 pandemic.

4

	in millions of U.S.dollars
	(1)	(1)	(1)	(1)	(1)
	1Q20	2Q20	3Q20	4Q20	1Q21
CAPEX	15.9	9.1	9.4	16.8	5.8
Contracted CAPEX (Included in CAPEX)	0.0	0.0	0.2	0.3	0.1
Additions of Pool programs spare parts	39.6	—	8.1	3.4	13.1
PP&E	55.5	9.1	17.5	20.2	18.9
Proceeds from sale of PP&E	—	(2.0)	(1.7)	(7.0)	(0.8)
Net Additions to PP&E	55.5	7.1	15.8	13.2	18.1

(1)	Derived from unaudited financial information.
(2)	Derived from audited financial information.

	in millions of U.S.dollars
	(1)	(1)	(1)	(1)	(1)
	1Q20	2Q20	3Q20	4Q20	1Q21
Additions to intangible	27.8	23.7	28.7	41.2	24.5
Development (Net of contributions from suppliers)	27.8	23.7	28.7	41.2	24.5
Research	5.8	6.4	7.1	10.5	8.4
R&D	33.6	30.1	35.8	51.7	32.9

(1)	Derived from unaudited financial information.

The Company’s total debt decreased US$ 82.5 million to US$ 4,365.5 million at the end of 1Q21 compared to US$ 4,448.0 million at the end of 4Q20. Short-term debt at the end of 1Q21 was US$ 357.2 million and long-term debt was US$ 4,008.3 million. The average loan maturity of the Company’s debt at the end of 1Q21 was 4.2 years, compared to the 4Q20 average maturity of 4.4 years. The cost of Dollar denominated loans at the end of 1Q21 was 5.04% p.a., in line with the 5.03% p.a. cost at the end of 4Q20, while the cost of real denominated loans increased to 3.13% p.a. at the end of 1Q21 compared to 2.51% at the end of 4Q20.

Embraer’s EBITDA over the last 12 months (unadjusted EBITDA LTM) to financial expenses (gross) at the end of 1Q21 was stable at -0.2 vs. the end of 4Q20. At the end of 1Q21, 1.6% of total debt was denominated in Reais.

Embraer’s cash allocation management strategy continues to be one of its most important tools to mitigate exchange rate risks. By balancing cash allocation in Real and Dollar assets, the Company attempts to neutralize its balance sheet exchange rate exposure. Of total cash at the end of 1Q21, 95% was denominated in US Dollars.

Complementing its strategy to mitigate exchange rate risks, the Company entered financial hedges in order to reduce its cash flow exposure.

The Company’s cash flow exposure is due to the fact that approximately 10% of its net revenues are denominated in Reais while approximately 20% of total costs are denominated in Reais. Having more Real denominated costs than revenues generates this cash flow exposure. For 2021, approximately half of the Company’s Real cash flow exposure is hedged if the US Dollar depreciates below an average rate floor of R$ 5.20. For exchange rates above this level, the Company will benefit up to an average exchange rate cap of R$ 6.31.

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OPERATIONAL BALANCE SHEET ACCOUNTS

	in millions of U.S.dollars
SELECT BALANCE SHEET DATA	(2) 2020	(1) 1Q20	(1) 1Q21
Trade accounts receivable & contract assets	665.2	741.9	707.3
Customer and commercial financing	29.9	7.9	28.1
Inventories	2,469.5	2,925.3	2,483.3
Property, plant and equipment	1,956.0	2,035.5	1,934.3
Intangible	2,075.6	2,070.1	2,079.3
Trade accounts payable	502.3	860.8	524.4
Trade accounts payable—Supplier finance	—	—	15.9
Contract liabilities**	1,295.4	1,402.1	1,270.6
Total shareholders’ equity	2,938.9	3,284.4	2,794.4

(1)	Derived from unaudited financial information.
(2)	Derived from audited financial information.
**	Formerly advances from customers and unearned income

As was mentioned above, working capital investment was one of the main reasons Embraer reported negative free cash flow in 1Q21, which is generally the case in the first quarter of the year given this quarter is usually the weakest of the year with respect to commercial and executive jet deliveries, which tend to build as the year progresses. This usually leads to a build in inventories as the Company produces aircraft meant for delivery later in the year. That said, the investment in working capital in 1Q21 was lower than in 1Q20, driven largely by lower inventory levels, which helped reduced the amount of free cash flow used in 1Q21 considerably as compared to 1Q20. Inventories finished 1Q21 at US$ 2,483.3 million, which was in line with the US$ 2,469.5 million reported at the end of 4Q20 but US$ 442.0 million lower than that reported at the end of 1Q20. This is a result of the Company’s better inventory and production planning in 2021 given the unexpected and rapid onset of the COVID-19 pandemic drastically reduced deliveries in 2020 relative to Embraer’s plans at the beginning of the year. Trade accounts receivable fell US$ 34.6 million to end 1Q21 at US$ 707.3 million, and customer and commercial financing was relatively stable at US$ 28.1 million as compared to US$ 29.9 million at the end of 4Q20. An increase in trade accounts payable also contributed to lower investment in working capital during the quarter, as payables finished 1Q21 at US 524.4 million, up US$ 22.1 million from the end of 4Q20. Conversely, contract liabilities declined US$ 24.8 million to end 1Q21 at US$ 1,270.6 million, generally due to deliveries occurring without fully replenishing backlog with new customer orders (consolidated book-to-bill below 1.0). Property, plant and equipment decreased US$ 21.7 million to end 1Q21 at US$ 1,934.3 million, while Intangibles increased US$ 3.7 million to finish the quarter at US$ 2,079.3 million.

TOTAL BACKLOG

Considering all deliveries as well as firm orders obtained during the period, the Company’s firm order backlog ended 1Q21 at US$ 14.2 billion.

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SEGMENT RESULTS

The Commercial Aviation segment represented 33.7% of consolidated revenues in 1Q21 versus 21.9% of revenues in 1Q20, as revenues increased 95.8% on a year-over-year basis due to higher deliveries in the current quarter. The portion of Executive Aviation revenues declined from 20.4% in 1Q20 to 18.8% in 1Q21, as the segment’s revenues increased at a lower rate than the Company’s other segments, with 17.5% year-over-year growth in the quarter, driven by higher executive jet deliveries in the period. The Defense & Security segment reported a 25.6% increase in revenues in 1Q21 as compared to 1Q19, and its portion of total Company revenues was relatively stable at 15.9%. Revenues for the Services & Support segment fell 4.3% year-over-year to US$ 250.6 million in the quarter, representing 31.0% of consolidated revenues in 1Q21, compared to 41.4% in 1Q20.

	in millions of U.S.dollars
NET REVENUES	(1)		(1)		(1)
BY SEGMENT	4Q20%		1Q20%		1Q21%
Commercial Aviation	689.4	37.4	139.0	21.9	272.2	33.7
Executive Jets	580.0	31.5	129.4	20.4	152.1	18.8
Defense & Security	311.1	16.9	102.3	16.1	128.5	15.9
Services & Support	253.5	13.8	261.8	41.4	250.6	31.0
Others	7.4	0.4	1.3	0.2	3.9	0.6
Total	1,841.4	100.0	633.8	100.0	807.3	100.0

(1)	Derived from unaudited financial information.

COMMERCIAL AVIATION

In 1Q21, Embraer delivered nine commercial jets, as shown below:

DELIVERIES	4Q20	1Q20	1Q21
Commercial Aviation	28	5	9
EMBRAER 170	—	—	—
EMBRAER 175	21	3	2
EMBRAER 190	—	—	—
EMBRAER 195	—	—	—
EMBRAER 190-E2	1	1	2
EMBRAER 195-E2	6	1	5

The E-Jets E2 program started 2021 on a high note. In January, Air Peace took delivery of a brand new E195-E2 at our facility in São José dos Campos, Brazil. It’s the first of 13 of the largest E2s that the carrier has ordered. The Nigerian airline is the launch operator for the E195-E2 in Africa, and is also the first airline to configure the aircraft with a premium cabin with our staggered seat option. Each of the 12 Business Class seats is slightly offset from the other to give more space and privacy.

In the beginning of February, Breeze, the Salt Lake City-based start-up airline, received its first of 15 E190s leased from NAC to join the E195s the airline plans to lease from Azul. Crossover narrow-bodies like these have been the first airplanes to return to service during the pandemic, enabling airlines to quickly adjust capacity with demand while maintaining frequencies.

KLM Cityhopper now has 50 E-Jets in its fleet. The newest addition, an E195-E2, was delivered at the end of February at a hand-over ceremony at our factory in São José dos Campos. This is the first E2 for KLM Cityhopper from an order for up to 35 E195-E2s that KLM is acquiring through Aircastle and ICBC Aviation Leasing. The airline currently operates 17 E175s (88 seats) and 32 E190s (100 seats). The new E195-E2 is KLM Cityhopper’s largest airplane with 132 seats configured in three zones. The arrival of the E195-E2 introduces considerable cost savings and environmental benefits. These are especially important as KLM pursues its goal of reducing the company’s carbon footprint by at least 50% per passenger/kilometer over the next 10 years.

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On April 23, the Company signed a firm order for 30 E195-E2 jets with an undisclosed customer, with deliveries starting in 2022. The 30 firm orders will be included in Embraer’s second quarter backlog.

Given the current market conditions for commercial aviation as a result of the COVID-19 pandemic, Embraer has rescheduled the start of operations of the E175-E2 jet by one year to 2024. Embraer is continuing the certification work on the aircraft, which first flew in December 2019, although now on a revised timeline. Embraer continues to offer the market-leading E175, the most efficient and comfortable commercial aircraft in the market in the 76-seat category. The E175 is Embraer’s best-selling aircraft with over 660 aircraft delivered to date and an order book of 132 aircraft in current backlog.

Unit backlog and cumulative deliveries for Commercial Aviation at the end of 1Q21 were as follows:

COMMERCIAL AVIATION BACKLOG	Firm Orders	Options	Total	Deliveries	Firm Backlog
E170	191	—	191	191	—
E175	798	274	1072	668	130
E190	568	—	568	565	3
E195	172	—	172	172	—
E190-E2	22	61	83	17	5
E195-E2	153	47	200	19	134
TOTAL E-JETS	1,904	382	2,286	1,632	272

EXECUTIVE AVIATION

The Executive Aviation segment delivered 10 light and 3 large jets, totaling 13 aircraft in 1Q21.

DELIVERIES	4Q20	1Q20	1Q21
Executive Aviation	43	9	13
Light Jets	23	5	10
Large Jets	20	4	3

During the first quarter, the General Aviation Manufacturers Association (GAMA) announced that Embraer’s Phenom 300 series became the world’s most delivered light jet in 2020. Embraer delivered 50 Phenom 300 series light jets in 2020, making it the most delivered light jet of the year. This is the ninth consecutive year that the Phenom 300 series has achieved this milestone, having accrued more than 590 deliveries since entering the market in December 2009. In 2020, the Phenom 300 series was also the most delivered jet model out of all twinjets in the market.

Also in 1Q21, Embraer delivered the first Praetor 500 to an undisclosed Brazilian customer, reaching the milestone of the entire portfolio of the Company’s executive jets operating in Brazil.

DEFENSE & SECURITY

During the first quarter, assembly work continued on several KC-390 Millennium aircraft on the production line, including five units for the Brazilian Air Force (FAB) and one for the Portuguese Air Force. The 4 KC-390 Millennium aircraft already delivered to the FAB are performing a variety of logistics missions, also helping to fight against the COVID-19 pandemic in Brazil.

Embraer concluded the Millennium cold weather tests in 1Q21, demonstrating the aircraft’s operation in extreme cold situations, as well as air-to-air refueling tests between two KC-390s, which increases the autonomy and range of some missions, allowing operators to expand their logistical transport and search and rescue capabilities. The KC-390 Millennium is the first aircraft in its category to perform a refueling operation between aircraft of the same size from the wing pods. In the same period, Embraer successfully completed the Culminating joint exercise, between the United States Army and Brazilian Army for paratrooper operations, demonstrating the Millennium’s excellent interoperability with other aircraft and armed forces.

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Regarding the Super Tucano, during the first quarter the first two aircraft from the AFSOC (Air Force Special Operations Command) Program were delivered to Sierra Nevada Corporation (SNC) in January, and the Mission Planning/Debriefing Stations and the Computer Base Training devices were delivered in February. Embraer also delivered the 7th aircraft of the Nigeria Program in March and supported SNC and the United States Government during the Flight Test Campaign held in Centennial, Colorado during two weeks in February, as part of the Military Flight Release Phase II of the Nigeria Program.

In February, the Gripen executed its first FL300 (Flight Level) supersonic flight in the Gavião Peixoto area in the state of São Paulo.

During 1Q21, Atech started the technology transfer process for the Tamandaré Class Frigates Program, sending the first team to Germany. Also, Atech delivered the Centralized Flight Plan project for Brazilian airspace and the new meteorological database system (OPMET) was delivered to FAB during the quarter.

Also in the first quarter, the VCUB-1 nanosatellite project realized more spacecraft test activities in view of risk reduction for the assembly and integration phase. The ground segment activities have advanced with the procurement and selection of the suppliers of the tracking stations and the image processing system. During this period, a technological cooperation agreement was also signed with Transpetro, for the evaluation of the satellite in pipeline monitoring applications. Important contracts were signed, especially in infrastructure and agricultural monitoring applications, including a project for the Department of Finance of the State of Maranhão, as a result of the technological partnership with Embrapa.

SERVICES & SUPPORT

The COVID-19 pandemic continued to negatively impact air traffic at the beginning of 2021 due to worldwide pandemic instability, though Embraer Services & Support pushed ahead with additional projects to help our customers and society in the midst of this pandemic. Technical guidance for sanitization in commercial aircraft was released (UV-C lights, disinfectants and coatings), which was presented during the Healthy Journey Workshop. This event had the participation of more than 90 Embraer customers, and the team presented updates about its latest solutions and initiatives on this topic, and also had participation in the event of two suppliers, Bacoban and Microshield, that presented their solutions directly to the customers.

Also, as the demand for COVID-19 vaccine transportation increases around the world, Embraer has released technical information to assist customers on how its business jets can be optimized to transport these vaccines. Embraer carried out tests and simulations to properly define characteristics and payload requirements in relation to the technical specifications of vaccine transportation, considering the differences among each aircraft.

The Embraer Services & Support team has also supported the Brazilian Air Force (FAB) COVID-19 combat missions. In the first three months of 2021, there were more than 75 missions, for some 500 flight hours and a mission completion rate of 99.7% with the KC-390 Millennium aircraft fleet, which now numbers four aircraft with the FAB.

Regarding training, Embraer Services & Support provided E-Jets E1/E2 Practical and Theoretical Maintenance Training to KLM, Belavia, Myanmar and AirNorth.

In February, Embraer launched the TechPubs New Platform, an innovative project dedicated to customer readiness. The new platform manages aircraft technical publications, offering information anywhere, at any time.

The MRO business performed ahead of plan with a healthy balance of scheduled and unscheduled maintenance business worldwide. All our owned Executive Service Centers in the USA received the 2020 FAA Diamond Award for completed training.

9

RECONCILIATION OF IFRS AND “NON GAAP” INFORMATION

	in millions of U.S.dollars
EBITDA RECONCILIATION	(2)	(1)	(1)
LTM* (IFRS)	2020	1Q20	1Q21
Loss attributable to Embraer	(731.9)	(571.8)	(529.6)
Noncontrolling interest	3.6	5.9	1.9
Income tax income (expense)	93.1	319.2	(88.7)
Financial income (expense), net	232.7	111.1	272.0
Foreign exchange gain (loss), net	79.1	26.9	34.8
Depreciation and amortization	283.8	197.4	275.2
EBITDA LTM	(39.6)	88.7	(34.4)

(1)	Derived from unaudited financial information.
(2)	Derived from audited financial information.
*	Last Twelve Months

We define Free cash flow as operating cash flow less Additions to property, plant and equipment, Additions to intangible assets, Financial investments and Other assets. Free cash flow is not an accounting measure under IFRS. Free cash flow is presented because it is used internally as a measure for evaluating certain aspects of our business. The Company also believes that some investors find it to be a useful tool for measuring Embraer’s cash position. Free cash flow should not be considered as a measure of the Company’s liquidity or as a measure of its cash flow as reported under IFRS. In addition, Free cash flow should not be interpreted as a measure of residual cash flow available to the Company for discretionary expenditures, since the Company may have mandatory debt service requirements or other nondiscretionary expenditures that are not deducted from this measure. Other companies in the industry may calculate Free cash flow differently from Embraer for purposes of their earnings releases, thus limiting its usefulness for comparing Embraer to other companies in the industry.

EBITDA LTM represents earnings before interest, taxation, depreciation and amortization accumulated over a period of the last 12 months. It is not a financial measure of the Company’s financial performance under IFRS. EBIT as mentioned in this press release refers to earnings before interest and taxes, and for purposes of reporting is the same as that reported on the Income Statement as Operating Profit before Financial Income.

	in millions of U.S.dollars
EBITDA RECONCILIATION	(1) 4Q20	(1) 1Q20	(1) 1Q21
Net income (loss) attributable to Embraer	(3.3)	(292.0)	(89.7)
Noncontrolling interest	(2.2)	1.4	(0.3)
Income tax (expense) income	16.9	182.9	1.1
Financial income, net	64.6	36.1	75.4
Foreign exchange gain (loss), net	27.6	24.7	(19.6)
Depreciation and amortization	69.0	56.2	47.6
EBITDA	172.6	9.3	14.5
EBITDA margin	9.4%	1.5%	1.8%

(1)	Derived from unaudited financial information.

EBIT and EBITDA are presented because they are used internally as measures to evaluate certain aspects of the business. The Company also believes that some investors find them to be useful tools for measuring a Company’s financial performance. EBIT and EBITDA should not be considered as alternatives to, in isolation from, or as substitutes for, analysis of the Company’s financial condition or results of operations, as reported under IFRS. Other companies in the industry may calculate EBIT and EBITDA differently from Embraer for the purposes of their earnings releases, limiting EBIT and EBITDA’s usefulness as comparative measures.

Adjusted EBIT and Adjusted EBITDA are non-GAAP measures, and both exclude the impact of several non-recurring items, as described in the tables bellow.

10

	in millions of U.S.dollars
ADJUSTED EBIT RECONCILIATION	(1) 4Q20	(1) 1Q20	(1) 1Q21
Operating profit (loss) before financial income (EBIT)	103.6	(46.9)	(33.1)
Impact of restructuring expenses	15.2	—	3.5
Additional provision for expected credit losses during the pandemic	(9.9)	33.4	—
Mark to market of Republic shares	(11.6)	22.2	—
Impairment loss Defense and security business	3.8	—	—
Impairment loss Executive Jet business	7.0	—	—
Impairment loss Commercial Aviation business	(31.5)	—	—
Adjusted EBIT	76.6	8.7	(29.6)
Adjusted EBIT margin %	4.2%	1.4%	-3.7%

(1)	Derived from unaudited financial information.

	in millions of U.S.dollars
ADJUSTED EBITDA RECONCILIATION	(1) 4Q20	(1) 1Q20	(1) 1Q21
EBITDA	172.6	9.3	14.5
Impact of restructuring expenses	15.2	—	3.5
Additional provision for expected credit losses during the pandemic	(9.9)	33.4	—
Mark to market of Republic shares	(11.6)	22.2	—
Impairment loss Defense and security business	3.8	—	—
Impairment loss Executive Jet business	7.0	—	—
Impairment loss Commercial Aviation business	(31.5)	—	—
Adjusted EBITDA	145.6	64.9	18.0
Adjusted EBITDA margin %	7.9%	10.2%	2.2%

(1)	Derived from unaudited financial information.

Adjusted Net Income is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred Income tax and social contribution for the period, as well as removing the impact of non-recurring items. Furthermore, under IFRS for purposes of calculating Embraer’s Income Tax benefits (expenses), the Company is required to record taxes resulting from gains or losses due to the impact of the changes in the Real to the US Dollar exchange rate over non-monetary assets (primarily Inventories, Intangibles, and PP&E). It is important to note that taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are accounted for in the Company’s consolidated Cash Flow statement, under Deferred income tax and social contribution.

	in millions of U.S.dollars
ADJUSTED NET INCOME (LOSS) RECONCILIATION	(1) 4Q20	(1) 1Q20	(1) 1Q21
Net Income (loss) attributable to Embraer	(3.3)	(292.0)	(89.7)
Net change in deferred income tax & social contribution	24.3	132.4	(8.5)
After-tax Impact of restructuring expenses	10.0	—	2.3
Additional provision for expected credit losses during the pandemic	(9.9)	33.4	—
Mark to market of Republic shares	(11.6)	22.2	—
After-tax Defense and security business impairment loss	2.5	—	—
Impairment loss Executive Jet business	7.0	—	—
Impairment loss Commercial Aviation business	(31.5)	—	—
Adjusted net income (Loss)	(12.5)	(104.0)	(95.9)
Adjusted net margin	-0.7%	-16.4%	-11.9%

(1)	Derived from unaudited financial information.

11

SOME FINANCIAL RATIOS BASED ON “NON GAAP” INFORMATION

CERTAIN FINANCIAL RATIOS—IFRS	(2) 2020	(1) 1Q20	(1) 1Q21
Total debt to EBITDA (i)	(112.3)	43.2	(126.9)
Net debt to EBITDA (ii)	(42.8)	15.0	(55.3)
Total debt to capitalization (iii)	0.6	0.5	0.6
LTM EBITDA to financial expense (gross) (iv)	(0.2)	0.5	(0.2)
LTM EBITDA (v)	(39.6)	88.7	(34.4)
LTM Interest and commissions on loans (vi)	185.7	185.6	197.8

(1)	Derived from unaudited financial information.

(i)	Total debt represents short and long-term loans and financing.
(ii)	Net cash represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing.
(iii)	Total capitalization represents short and long-term loans and financing, plus shareholders equity.
(iv)	Financial expense (gross) includes only interest and commissions on loans.
(v)

The table at the end of this release sets forth the reconciliation of Net income to adjusted EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods.

(vi)	Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net presented in the Company’s consolidated Income Statement.

FINANCIAL STATEMENTS

EMBRAER S.A.

CONSOLIDATED STATEMENTS OF INCOME

(in millions of U.S.dollars, except earnings per share)

		(1)
	Three months ended on
	31 Dec, 2020	31 Mar, 2020	31 Mar, 2021
Revenue	1,841.4	633.8	807.3
Cost of sales and services	(1,619.0)	(449.8)	(730.9)
Gross profit	222.4	184.0	76.4
Operating Income (expense)
Administrative	(42.1)	(32.5)	(34.4)
Selling	(54.0)	(47.1)	(45.8)
Expected credit losses over financial assets and contract assets	7.9	(36.4)	(0.1)
Research	(10.5)	(5.8)	(8.4)
Other operating income (expense), net	(19.8)	(112.2)	(21.8)
Equity in income (losses) of associates	(0.3)	3.1	1.0
Operating profit (loss) before financial income	103.6	(46.9)	(33.1)
Financial income (expenses), net	(64.6)	(36.1)	(75.4)
Foreign exchange gain (loss), net	(27.6)	(24.7)	19.6
Profit (loss) before taxes on income	11.4	(107.7)	(88.9)
Income tax expense	(16.9)	(182.9)	(1.1)
Losses for the period	(5.5)	(290.6)	(90.0)
Attributable to:
Owners of Embraer	(3.3)	(292.0)	(89.7)
Non-controlling interests	(2.2)	1.4	(0.3)
Weighted average number of shares (in thousands)
Basic	736.2	736.1	735.0
Diluted	736.2	736.1	735.0
Earnings (losses) per share
Basic	(0.0045)	(0.3967)	(0.1220)
Diluted	(0.0045)	(0.3967)	(0.1220)
Earnings (losses) per share—ADS basic (US$)	(0.0179)	(1.5867)	(0.4882)
Earnings (losses) per share—ADS diluted (US$)	(0.0179)	(1.5867)	(0.4882)

(1)	Derived from unaudited financial statements.

12

EMBRAER S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S.dollars)

	(1) Three Months Ended
	31 Dec, 2020	31 Mar, 2020	31 Mar, 2021
Operating activities
Net income (loss) for the period	(5.5)	(290.6)	(90.0)
Adjustment to net income for items not affecting cash
Depreciation of property plant and equipment	37.3	51.1	28.8
Realization of government grants	(1.2)	(0.5)	(0.8)
Amortization of intangible assets	35.2	5.9	21.5
Realization of contribution from suppliers	(3.5)	(0.8)	(2.7)
Loss (reversal) for inventory obsolescence	8.3	(1.3)	8.7
Adjustment to market value, inventory, property plant and equipment and intangible	(39.2)	22.4	4.7
Losses on fixed assets disposal	9.4	3.1	2.6
Allowance for doubtful accounts	(10.1)	30.8	(16.8)
Deferred income tax and social contribution	24.3	132.4	(8.5)
Accrued interest	32.3	2.2	(0.5)
Interest on marketable securities, net	(0.2)	(0.1)	(0.4)
Equity in associates gains and losses	(0.1)	(2.9)	(1.0)
Foreign exchange gain (loss), net	18.2	24.1	(15.8)
Mark to market of the residual value guarantees	1.5	(5.3)	(7.0)
Other provisions	(3.4)	29.2	5.7
Other	2.4	(1.4)	0.3
Changes in assets
Financial investments	(186.9)	—	(230.5)
Derivative financial instruments	(18.2)	10.0	7.3
Collateralized accounts receivable and accounts receivable	19.0	(52.2)	15.5
Contract assets	1.5	26.2	(55.4)
Customer and commercial financing	89.1	2.8	2.1
Inventories	805.8	(519.9)	(30.4)
Guarantee deposits	(0.2)	—	(15.1)
Other assets	7.1	(52.0)	(0.2)
Changes in liabilities
Trade accounts payable	(179.2)	38.9	10.3
Trade accounts payable—Supplier finance	—	—	15.9
Non-recourse and recourse debt	(0.6)	(1.3)	(1.3)
Other payables	4.9	(72.2)	(35.4)
Contract liabilities	(23.6)	(28.1)	(24.8)
Taxes and payroll charges payable	(29.7)	58.6	0.2
Financial guarantees	(2.6)	(0.4)	(0.9)
Unearned income	0.5	(2.0)	(0.6)
Net cash generated (used) by operating activities	592.6	(593.3)	(414.5)
Investing activities
Proceeds from sale of property, plant and equipment	7.0	—	0.8
Acquisition of property, plant and equipment	(20.2)	(55.4)	(18.9)
Additions to intangible assets	(41.2)	(27.8)	(24.5)
Additions investments in subsidiaries and affiliates	(0.2)	(0.1)	(0.1)
Addition—Business Combination	(4.1)	—	—
Investments measured at amortized cost	(187.3)	345.0	(239.9)
Dividends Received	0.5	—	0.1
Net cash generated (used) in investing activities	(245.5)	261.7	(282.5)
Financing activities
Repayment of borrowings	(162.5)	(165.6)	(69.1)
Proceeds from borrowings	1.9	612.3	10.7
Proceeds from stock options exercised	—	0.3	—
Repurchases of common shares	—	—	(2.5)
Lease Payments	(2.2)	(2.0)	(2.5)
Net cash generatet (used) by financing activities	(162.8)	445.0	(63.4)
Increase (Decrease) in cash and cash equivalents	184.3	113.4	(760.4)
Effects of exchange rate changes on cash and cash equivalents	(2.3)	(28.1)	0.5
Cash and cash equivalents at the beginning of the period	1,701.1	2,307.7	1,883.1
Cash and cash equivalents at the end of the period	1,883.1	2,393.0	1,123.2

(1)	Derived from unaudited financial statements.

13

EMBRAER S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of U.S. dollars)

	(2)	(1)
	As of December 31,	As of March 31,
A S S E T S	2020	2021
Current
Cash and cash equivalents	1,883.1	1,123.2
Financial investments	817.5	1,288.4
Trade accounts receivable, net	203.4	190.2
Derivative financial instruments	8.3	1.6
Customer and commercial financing	8.5	6.6
Collateralized accounts receivable	4.2	4.2
Contract assets	461.8	517.1
Inventories	2,469.5	2,483.3
Guarantee deposits	0.2	0.2
Income tax and social contribution	114.1	108.8
Other assets	176.8	179.4
	6,147.4	5,903.0
Non-Current
Financial investments	51.7	51.7
Derivative financial instruments	1.3	0.1
Customer and commercial financing	21.4	21.5
Collateralized accounts receivable	9.7	8.4
Guarantee deposits	1.5	16.6
Deferred income tax and social contribution	104.6	124.4
Other assets	110.9	103.9
	301.1	326.6
Investments	5.2	5.4
Property, plant and equipment, net	1,956.0	1,934.3
Intangible assets, net	2,075.6	2,079.3
Right of use assets, net	62.3	59.5
	4,099.1	4,078.5
TOTAL ASSETS	10,547.6	10,308.1

(1)	Derived from unadited financial information.
(2)	Derived from audited financial information.

14

EMBRAER S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of U.S. dollars)

	(2)	(1)
	As of December 31,	As of March 31,
LIABILITIES	2020	2021
Current
Trade accounts payable	502.3	524.4
Trade accounts payable—Supplier finance	0.0	15.9
Lease liabilities	11.4	11.4
Loans and financing	375.5	357.2
Recourse and non-recourse debt	4.2	4.2
Other payables	245.7	235.3
Contract liabilities	1,033.0	1,016.4
Derivative financial instruments	1.2	1.9
Taxes and payroll charges payable	71.9	60.9
Income tax and social contribution	40.7	47.2
Financial guarantee and residual value	42.6	38.8
Dividends payable	1.2	1.0
Unearned income	0.5	0.0
Provision	98.5	95.6
	2,428.7	2,410.2
Non-current
Lease liabilities	53.3	50.6
Loans and financing	4,072.5	4,008.3
Recourse and non-recourse debt	9.7	8.4
Other payables	32.6	34.9
Contract liabilities	262.4	254.2
Derivative financial instruments	8.7	7.4
Taxes and payroll charges payable	11.8	10.8
Deferred income tax and social contribution	474.7	488.7
Financial guarantee and residual value guarantees	82.6	78.6
Unearned income	57.4	56.5
Provision	114.3	105.1
	5,180.0	5,103.5
TOTAL LIABILITIES	7,608.7	7,513.7
Shareholders’ equity
Capital	1,551.6	1,551.6
Treasury shares	(25.7)	(28.2)
Revenue reserves	1,377.7	1,287.9
Share-based remuneration	37.4	37.4
Accumulated other comprehensive loss	(114.7)	(162.1)
Non-controlling interests	112.6	107.8
Total Shareholders’ equity	2,938.9	2,794.4
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	10,547.6	10,308.1

(1)	Derived from unadited financial information.
(2)	Derived from audited financial information.

15

INVESTOR RELATIONS

Eduardo Couto, Chris Thornsberry, Caio Pinez and Viviane Pinheiro.

(+55 11) 3040-6874

investor.relations@embraer.com.br

ri.embraer.com.br

CONFERENCE CALL INFORMATION

Embraer will host a conference call to present its 1Q21 Results on Thursday, April 29, 2021 at 11:00 AM (SP) / 10:00 AM (NY). The conference call will also be broadcast live over the web at ri.embraer.com.br

Conference ID: EMBRAER

Telephones USA / Canada: +1 (412) 717-9627 / +1 (844) 204-8942

Telephones Brazil: +55 (11) 4210-1803 / +55 (11) 3181-8565

We recommend calling 15 minutes in advance.

ABOUT EMBRAER

A global aerospace company headquartered in Brazil, Embraer celebrates its 50th anniversary with businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customer after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

For more information, please visit embraer.com

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake any obligation to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2021

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations